02056140

PE
8-1-02

SEC #1-13812

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act or 1934

AUG 28 2002

For the month of August 2002

Pacific Rim Mining Corp.
(Translation of registrant's name into English)

Suite 2393 – 595 Burrard Street, PO Box 49186
Vancouver, B.C. V7X 1K8
Canada

(Address of Principal Executive Office)

PROCESSED
AUG 29 2002
THOMSON FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

PACIFIC RIM MINING CORP.

Date August 27, 2002

By: K. Church
Kathryn A. Church
Corporate Secretary

Pacific Rim Mining Corp.

nerger

2002 ANNUAL REPORT

a new force

In April 2002, Pacific Rim Mining Corp. merged with Dayton Mining Corporation to create a new exploration and development company with ample working capital and future cash flow to aggressively move its very attractive El Dorado exploration project forward.

Pacific Rim can rely on its financial strength to continue to advance the El Dorado gold project in El Salvador. The Company believes there is significant potential to expand the current El Dorado resource, both by adding to the existing resource area and by defining additional gold mineralization in other veins.

Pacific Rim's goal is to define a high-grade, low-cost, underground gold deposit of significant size on the El Dorado project. The Company is focused on delivering returns to shareholders by finding and developing viable precious metal deposits and becoming a new force in the gold industry.

merger TRADING SYM

To reflect the new entity in the gold industry that we believe the merger has created, Pacific Rim now trades under the stock symbol PMU on The Toronto Stock Exchange (TSX) and the American Stock Exchange (AMEX).

LETTER TO SHAREHOLDERS

It is with great pleasure that we present the annual report and financial statements of Pacific Rim Mining Corp. for fiscal 2002.

The past year heralded a significant corporate change for Pacific Rim when the Company merged with Dayton Mining Corporation. Dayton was a junior gold producer with two primary assets of interest to Pacific Rim: its El Dorado gold project in El Salvador and a projected free cash flow of over $10 million (at $300/oz gold) over the next 3 years from its 49%-owned Denton-Rawhide Mine in Nevada. What Dayton was lacking was the immediate, short term cash and exploration expertise to advance the El Dorado project – a high-grade gold deposit with significant potential to become a low-cost underground operation. Having sold the Diablillos silver-gold project to Silver Standard for $3.4 million in December 2001, Pacific Rim was able to immediately accelerate the development of El Dorado. In dovetailing with Dayton, Pacific Rim has re-emerged as a well-financed, well-managed company that has the potential to be a significant new force in the gold industry.

Pacific Rim's merger with Dayton offers three primary advantages that would not have been achievable by either company independently: the ability to conduct immediate exploration and advancement of the El Dorado gold project; the influx of approximately $16 million in cash, projected cash flow and receivables up to April 2005; and, the financial ability and technical expertise to take advantage of additional exploration opportunities in the gold industry.

Since completing the merger in April 2002, Pacific Rim has capitalized on each of these advantages. An aggressive exploration program on the El Dorado project commenced immediately upon completion of the merger and a 20-hole, $1 million diamond drill program is currently underway. The results of this drill program to date are very positive with new, high-grade gold mineralization discovered both in drill core and in previously unrecorded vein exposures on surface. A recovery in the gold price during 2002 has benefited Pacific Rim's projected cash flow from the Denton-Rawhide Mine by approximately $2 million over the next three years. In addition, $1 million of the $3.4 million payment for Diablillos was paid to the Company in Silver Standard shares, which Pacific Rim strategically sold on the market for over $2 million – an additional gain of over $1 million. Lastly, Pacific Rim has acquired the La Calera exploration project, which may have geological and logistical tie-ins to the nearby El Dorado project, and recently added the Cerro Gaspar project to its portfolio. The Company continues to scout for additional attractive exploration opportunities.


MEXICO
BELIZE
HONDURAS
GUATEMALA
NICARAGUA
EL SALVADOR
EL DORADO GOLD PROJECT
COSTA RICA
PANAMA
COLOMBIA
VENEZUELA



Catherine McLeod-Seltzer,
President

Thomas C. Shrake,
Chief Executive Officer

The merger of Pacific Rim and Dayton has created a company whose position is stronger than the sum of its parts. Pacific Rim's current market capitalization of approximately $38 million is more than 3 times that of the combined Dayton ($5.8 million) and old Pacific Rim ($4.5 million) market capitalization of $10.3 million when the merger proposal was announced.

Pacific Rim benefits greatly by the experience and insight of its Board of Directors, which includes Bill Myckatyn as Chairman, Catherine McLeod-Seltzer (President), Tom Shrake (CEO), Tony Petrina, Bob Buchan and David Fagin. This is a highly-regarded group of senior, seasoned professionals that reflects Pacific Rim's position in the mining industry. Pacific Rim's Board is comprised of people who have found deposits, built and operated mines and created wealth for shareholders. Along with the Company's management, exploration team and staff, the Board of Directors are all committed to delivering exceptional shareholder value.

On behalf of the Board of Directors we would like to thank our management and employees for their continuing and unwavering focus on delivering value to the owners of the Company, you, our shareholders. We also thank you for your interest in and support of Pacific Rim and offer a welcome to previous Dayton shareholders as well as our new investors. We look forward to an exciting year ahead.

On behalf of the Board of Directors,

THOMAS C. SHRAKE,
Chief Executive Officer

CATHERINE MCLEOD-SELTZER,
President

August 15, 2002


90°
89°
88°
GUATEMALA
N
0
50
Kilometers
Pacific Rim
Project Location
HONDURAS
Citala
Metapán
Tejutla
CHALATENANGO
Texistapeque
SANTA ANA
EL PAISNAL
Chalatanango
Santa Cruz
Chalchuepa
Santa Ana
Aguilares
Victoria
Suchitoto
CABAÑAS
Ahuachapán
AHUACHAPÁN
La Hachadura
Sensuntepeque
Ilobasco
CUSCATLÁN
Quezaltepequa
EL DORADO
Apopa
SAN SALVADOR
LA CALERA
Lislique
Sonsonate
Armenia
MORAZÁN
Cojutepeque
SAN VICENTE
Sesori
San Francisco
Nueva San Salvador
San Salvador
CERRO GASPAR
SONSONATE
San Vicente
SAN MIGUEL
Acajutla
LA LIBERTAD
Santa Rosa de Lima
El Triunfo
Zacatecoluca
Comalapa
LA UNIÓN
La Libertad
LA PAZ
USULUTÁN
San Miguel
EL SALVADOR
La Herradura
El Carmen
La Unión
Usulután
Puerto El Triunfo
La Canoa
Intipucá
PACIFIC OCEAN
El Cuco

El Salvador's population of 6.2 million people is contained in 21,040 square kilometers, making it the smallest and most densely populated Central American country. Bordering Guatemala and Honduras, El Salvador has a tropical climate with a rainy season that runs from May to October and a dry season from November to April.

El Salvador is the most industrialized country in Central America and has one of the fastest growing economies in the region. The country recently updated its mining law, which is now one of the most favourable in the Americas. A 2% NSR is payable on all mining operations (1.5% to the federal government and 0.5% to the municipal government). With a corporate tax rate of 25%, El Salvador has created a very positive climate for foreign mining investment.

EL DORADO PROJECT

The El Dorado project is an epithermal bonanza vein district that is located 65 kilometers northeast of San Salvador, El Salvador and owned 100% by Pacific Rim. The project is well located and easily accessed, with a paved highway that runs through the claim, available electrical power, and logistical support in the town of Sensuntepeque, 12 kilometers away.

Pacific Rim's interest in the El Dorado project and its potential for growth was the critical factor in the Company's pursuit of the amalgamation with Dayton. El Dorado is an extremely large adularia-sericite epithermal system. These types of deposits can average half to over one ounce of gold per ton (15 to over 30 grams per tonne) and contain in the range of 1 to 5 million ounces of gold. Other examples of this type of mineralized system are the Midas and Sleeper mines in Nevada, the El Peñon mine in Chile and the El Limon mine in Nicaragua.

The El Dorado District typifies many of the common characteristics of classic epithermal systems. The area is dominated by volcanic rocks that have been faulted and fractured. Because the volcanics are competent, many of these faults and fractures created open conduits that now contain quartz veins. Gold is normally deposited in these veins under specific temperature and pressure conditions. This translates into a vertical range of elevations that contains the highest grade mineralization, with lower grade mineralization normally present above and below. Pacific Rim refers to this elevation range as the Productive Interval.


LEGEND
Vein
2002 Pacific Rim drill hole locations showing horizontal projection
Major Fault
0
200
meters
N
Nueva Esperanza
Jobos
301100N
301000N
Miel
Minita
Zancudo
El Dorado
Moreno
Quebrada
Veta Grande
Cubias
Rosario
Candelaria
San Francisco
Cerro Alto
South San Francisco
Avilla Fault
P02-212
P02-210
P02-204
P02-207
P02-206
P02-203
P02-209
P02-211
534000E
534100E

El Dorado Project – Central District Target Area
showing 2002 Drill Hole Locations to date.

HISTORY OF THE EL DORADO DISTRICT

Gold was discovered in the El Dorado area by the Spaniards who conducted shallow surface trenching and pitting. Limited operations were carried out during colonial times but ceased in 1894. The district remained dormant until 1942 when the New York and El Salvador Mining Company, a subsidiary of New York and Honduras Mining Company (later known as Rosario Resources Corporation), acquired the property. They commenced mining and milling in 1948. The Minita vein system was exploited with four mining levels, serviced by two vertical shafts. Total production

Thirty-five major quartz veins, totaling over 18 kilometers of strike length, have been identified on surface at the El Dorado project, and the Company continues to discover and sample new veins on the property regularly. Historical operations at the Minita vein system produced 72,000 ounces of gold at an average grade of 9.6 g/t in the mid 1900's. Modern-day drilling at the El Dorado project primarily tested selected veins at shallow depths. Dayton, however, conducted in-fill drilling at greater depths below the old Minita workings and defined a high-grade gold zone in the 3.3 meter wide Minita vein. An indicated resource of 799,200 tonnes averaging 13.7 g/t gold and 97.9 g/t silver, for a total of 352,700 ounces of gold and 2.5 million ounces of silver was delineated from this drilling*. Importantly, this high-grade resource is located between the elevation range of 100 to 250 meters above sea level. This elevation range is considered the Productive Interval at El Dorado and until now, was virtually untested elsewhere on the property.

Pacific Rim commenced exploration on the El Dorado District immediately upon finalization of the amalgamation with Dayton. A program of data compilation, geological and structural mapping, trenching and sampling has led to a better understanding of the controls on gold mineralization and the discovery of numerous new, mineralized veins on surface. Pacific Rim is currently conducting a minimum 20-hole, $1 million diamond drill program on El Dorado. This first phase program is focusing on the central part of the property and is targeting the



Surface exploration, including trenching and sampling, is resulting in the discovery of new high-grade vein targets.

for the five years that the mine was in operation was approximately 270,000 tonnes grading 9.6 g/t gold and 52 g/t silver. Roughly 72,000 ounces of gold and 355,000 ounces of silver were recovered during this period. The mine is believed to have been shut down in 1953 due to union problems, operating costs and a refocus of Rosario's efforts elsewhere. In the mid- 1970's, the property was explored by Bruneau Mining Company, but work ceased in 1977 due to a lack of funding. El Salvador's civil war prevented any significant work between 1977 and 1993, at which time Mirage Resources, a predecessor company to Dayton Mining Corporation, optioned the property. The project has been held and explored by Mirage, then Dayton and now its successor company Pacific Rim since 1993.


301300N
301400N
301500N
301600N
301700N
301800N
Elevation (mASL)
400
300
200
100
0
OLD WORKINGS
OPEN
OPEN
P02-205
GEND
10-30 GT
30-50 GT
50-100 GT
>100 GT
T Grade (g/t) x thickness (m)
Previous Drill Hole
2002 Pacific Rim Drill Hole
0
100
meters

El Dorado Project – *Minita Vein Longitudinal Section*
Showing Current Resource.


373.0
374.81
376.3
377.05
1.2 meters
378.4

Productive Interval on veins that intersect, bend, or where a structural complication has been identified. To date, the Company has received and released assay results from the first 4 holes. Significant true-width intercepts include: 9.75 meters averaging 9.33 g/t gold and 56 g/t silver in hole P02-205; 1.10 meters averaging 55.49 g/t gold and 159 g/t silver in hole P02-206; 1.19 meters averaging 31.93 g/t gold and 257.0 g/t silver in hole P02-203; and 0.25 meters averaging 26.78 g/t gold and 183 g/t silver in hole P02-204*. These results indicate that high-grade gold mineralization is present both north and south of the existing resource in the Minita vein (which may eventually result in an expansion of the resource) as well as within other veins in the vicinity. Many high-quality vein targets remain to be drill tested and new targets are being developed regularly.

The goal of Pacific Rim's first phase drilling is to identify veins that contain high-grade mineralization. Successful holes will then be followed up with additional drilling, with the objective of expanding the current resource within the Minita vein and/or on other veins within the El Dorado district. Pacific Rim believes the El Dorado project has the potential to host a high-grade, low-cost, underground gold deposit of significant size.

**Please refer to National Instrument 43-101 Disclosure*

Minita Vein intercept in drill hole P02-205:
9.75 metres averaging 9.33 g/t gold.

A NEW REALITY IN THE GOLD INDUSTRY

There has been a paradigm shift in the gold industry in recent years. The new reality is that extraordinary market multiples are now attributed to gold producers that are highly profitable, rather than those that produce the greatest number of ounces. To become highly profitable requires an unusual deposit that has both low operating and low capital costs, and can make money at low as well as high gold prices. This is achievable by delivering a high-grade underground deposit of significant size. Pacific Rim management believes that the El Dorado project has the potential to grow into this elite category of deposit and reward shareholders accordingly.

DENTON-RAWHIDE MINE

The Denton-Rawhide Mine, located near Fallon, Nevada, is an open pit gold-silver heap leach operation. Pacific Rim holds a 49% interest in the mine, with the operator, Kennecott Minerals, owning the remaining 51%.

Ore extraction at the mine is slated to cease in August, 2002, though residual leaching of stockpiled ore will continue for the next several years. Once active mining ceases, costs will drop dramatically. As such, the Company anticipates profits from the operation to increase substantially in the coming years.

Reclamation plans for the Denton-Rawhide Mine site are near completion. Pacific Rim maintains a trust fund established to finance its portion of the cost of reclamation and mine closure. Being situated in a closed hydrological basin, the Denton-Rawhide Mine is in an ideal location to mitigate environmental concerns related to the mine closure.

OTHER PROJECTS

While El Dorado and Denton-Rawhide are Pacific Rim's primary assets, the Company holds interests in numerous other projects of merit.

In recent months, Pacific Rim has signed option agreements on two new projects in El Salvador; the La Calera project, located approximately 8 kilometers west of the El Dorado District and the Cerro Gaspar project, located approximately 100 kilometers east of El Dorado. Both projects host bonanza-type epithermal vein systems with high-grade mineralization on surface. Pacific Rim has conducted confirmation sampling at La Calera and intends to commence additional exploration leading to the definition of drill targets on La Calera, Cerro Gaspar and the Company's El Paisnal project (which was acquired through the amalgamation) in the coming months.

The Company's Andacollo gold Mine in Chile ceased operations in December 2000, though leaching of residual precious metals is continuing at present. Closure and reclamation of the Andacollo Mine is progressing on schedule.


merger
TRADING SYM

GENERAL

This Management Discussion and Analysis of Financial Condition and Results of Operation should be read in conjunction with and is qualified by the audited financial statements and the related notes that have been prepared in accordance with accounting principals generally accepted in Canada. Reference should be made to Note 15 of such financial statements for reconciliation of Canadian and United States generally accepted accounting principles.

Unless otherwise identified, all dollar amounts reported and included in this document are in the currency of the United States of America.

The Company was formed on April 11, 2002 by the amalgamation of Dayton Mining Corporation ("Dayton") and Pacific Rim Mining Corp. ("PacRim") as approved by the shareholders of both Dayton and PacRim on April 3, 2002 and by the Supreme Court of British Columbia on April 10, 2002. Each Dayton shareholder received 1.76 common shares of the Company in exchange for each Dayton common share held and each PacRim shareholder received one common share of the Company in exchange for each PacRim common share held. The financial year end of Dayton was December 31 and the financial year end of PacRim was April 30. The year end of the Company is April 30. Reference should be made to Note 1b. of the financial statements for details on how the amalgamation has been accounted for.

OVERVIEW

The Company's principal operating asset is its 49% ownership of the Denton-Rawhide Mine. The Denton-Rawhide Mine is a heap leach gold and silver mine located near Fallon, Nevada. The mine has a nominal crushing capacity of approximately 6 million tonnes of ore per year. Open pit mining activities will cease in late 2002 and future metal production will come from leaching of stock piles and on-going releach activities. The Company's 49% share of metal production between 2002 and closure in 2006 is forecast to be a total of 109,000 ounces of gold and 979,000 ounces of silver. Reference is made to Note 8 of the financial statements for information on the closure fund and loan payable to a related party.

The Company's principal exploration and development property is the El Dorado gold and silver property located in the country of El Salvador which has an indicated resource of 799,200 tonnes averaging 13.7 g/t gold and 97.9 g/t silver, for a total of 352,700 ounces of gold and 2.5 million ounces of silver*. Over 35 known quartz veins have been identified and these veins have a total strike length of over 18 kilometers. Diamond drilling by previous workers identified a range of elevations containing bonanza gold grades (the "Productive Interval"). At the time of the amalgamation, only two veins had been systematically drill-tested in the Productive Interval. The Company is currently conducting an approximately 20-hole, 7,000 meter, $1 million diamond drill program on the El Dorado gold project in El Salvador to explore the high-grade gold potential in the central part of the district.

The Company's Chilean operating subsidiary, Compañia Minera Dayton Limitada, ("CMD") is subject to a creditors' plan (the "Plan") and no longer under control of the Company. CMD owns the Andacollo Gold Mine located near the town of Andacollo in central Chile. This mine was permanently shut down in December of 2000 and CMD is in the process of disposing of its assets and settling its outstanding liabilities under the Plan. Reference is made to Note 1c. of the financial statements.

The financial performance of the Company is largely dependent upon the price of gold and its ability to advance the El Dorado property in El Salvador. The Company has limited financial resources and there is no assurance that operating cash flow from Denton-Rawhide will be sufficient or that additional funding will be available to it for further exploration or acquisitions. Gold prices improved significantly during the four months ended April 30, 2002 from $ 278 per ounce at the beginning of the period to $ 308 per ounce at April 30, 2002. In 2001 the London P.M. price fixing averaged $ 271 per ounce. The Company does not plan to hedge the price of any significant amount of its future gold production and therefore its financial performance is directly related to changes in the gold and silver price and also, to the cost of production of these metals at Denton-Rawhide.

GOLD AND SILVER PRODUCTION

Production in the four months ended April 30, 2002 totaled 14,605 ounces of gold and 126,615 ounces of silver. This includes four months of operations at Denton-Rawhide. In the 2001 fiscal year the Company's share of Denton-Rawhide's production was 49,366 ounces of gold and 356,277 ounces of silver.

Consolidated cash production costs for the four months ended April 30, 2002 were $230 per ounce of gold produced compared to $247 per ounce in 2001. During the 2002 period, minesite operating costs at Denton-Rawhide declined as compared to 2001 levels. Staffing reductions and a greater emphasis on cost control were responsible for the cost reductions.

NET INCOME AND ITS COMPONENTS

The net loss for the four months ended April 30, 2002 was $1.6 million ($0.03 per share), compared to a loss of $3.4 million ($0.11 per share) for the year ending December 31, 2001 and a loss of $31.4 million ($1.17 per share) for the year ended December 31, 2000. The results for 2000 included a write down of $22.7 million relating to Andacollo. The loss before unusual items in 2000 was $8.7 million ($0.32 per share).

Improved operating results in the four months ended April 30, 2002 as a result of improved gold prices were offset by one-time severance and amalgamation costs related to the PacRim – Dayton amalgamation which totaled $0.6 and $0.1 respectively in the period.

Net sales revenue, including hedging gains, royalty and selling expenses in the four months ended April 30, 2002 totaled $5.3 million versus $14.9 million for 2001 and $34.9 million for 2000. The average price of gold received was $287 per ounce for the four months ended April 30, 2002 versus $271 per ounce in 2001 and $279 per ounce in 2000. In the four months ended April 30, 2002 the Company sold 16,500 ounces of gold versus 49,300 ounces for the twelve months of 2001 and 121,734 ounces for 2000. Operating costs for the four months ended April 30, 2002 totaled $4.5 million versus $13.5 and $33.7 million in 2001 and 2000 respectively. The decrease in costs from 2000 to 2001 was due to the inclusion of the Andacollo operations for eleven months in 2000. On a comparative basis, costs at Denton-Rawhide were largely unchanged.

Depreciation, depletion and amortization for the four months ended April 30, 2002 and the years 2001 and 2000 was $1.2 million, $3.0 million and $6.5 million respectively. The decrease from 2000 to 2001 was due to production only coming from Denton-Rawhide in 2001. These charges for the four month period ended April 30, 2002 are proportionately higher than for the year 2001 due to increased non cash charges related to the amortization of estimated reclamation liabilities.

The operating loss for the four months ended April 30, 2002 was $1.6 million versus a loss of $3.4 million in 2001 and a $31.4 million in 2000. In 2001 other expenses totaled $1.8 million for the 12 month period compared with $1.3 million for the current four month reporting period. General and administrative costs for the four month period ended April 30, 2002 were proportionally higher than for the year 2001 due to the inclusion of one-time severances and amalgamation costs related to the PacRim – Dayton amalgamation as stated above.

LIQUIDITY, CAPITAL RESOURCES AND CONDITION

The assets and liabilities of the Company consist of its investment in the Denton-Rawhide Mine, the El Salvador properties and the assets and liabilities of the parent company.

The Company is owed $1.8 million by CMD. However, while the Company believes this amount, or more will be recovered from the sale of remaining assets, tax losses and water rights, owned by CMD, the eventual recovery of such amounts is uncertain and therefore has not been recorded as a receivable of the Company as at April 30, 2002.

As of April 30, 2002 the Company's debts were comprised of normal course trade payables and a loan obligation to an affiliate company that is repayable out of a percentage of the cash flow from the Denton-Rawhide Mine. In January 2002, Dayton was released from all material guarantee obligations of CMD.

The Company's working capital at April 30, 2002 was $8.6 million compared to $7.7 million at December 31, 2001. The improved working capital position is a result of the Dayton – PacRim amalgamation.

Cash flow from operating activities for the four months ended April 30, 2002 was negative $0.6 million or ($0.01) per share versus a negative $2.4 million ($0.07 per share) in 2001. Cash flow from operations activities improved during the four months ended April 30, 2002 primarily due to improvements in gold prices received and continued curtailment of administrative costs. The Company did not pay any dividends in 2002 (to April 30), 2001 or 2000 and does not plan on paying any dividends in the year ended April 30, 2003.

REGULATORY, ENVIRONMENTAL AND OTHER RISK FACTORS AND OUTLOOK

The Company is committed to constructing and operating its mines and exploration projects to minimize the effects of its activities on the environment. The reclamation plan at the Andacollo Gold Mine in Chile will conform to North American practices. As part of the closure plan, CMD has deposited funds into a trust to provide funding for the estimated closure costs totaling $1.6 million at April 30, 2002. These funds are derived in part from the revenue generated from the sale of releach gold production and from the sale of the assets of the mine. With respect to the post closure costs at Denton-Rawhide, the Company recognized the then entire estimated obligation at the time of the acquisition. This amount has now been increased to approximately $4.8 million with the remaining obligation being accrued on a unit of production basis. The Company has established a closure fund for Denton-Rawhide with a market value of $3.4 million as at April 30, 2002 to fund its share of the joint venture closure costs. Current reclamation work is being funded from operating cash flows. $2.0 million is anticipated to be spent on reclamation at Denton-Rawhide in the year ended April 2003 with no further trust funding required.

The Company has implemented extensive health and safety programs for its employees in Chile, Canada, The United States of America (together with its joint venture partner) and El Salvador. The Company believes it is in compliance with laws and regulations in all of the countries in which it operates and is not aware of any changes to these laws or regulations that would have a material impact on the financial condition of the Company.

The Company's sole operating asset is a 49% interest in the Denton-Rawhide Mine in Nevada. Its profitability and ability to generate positive cash flow is directly related to the prevailing market price for gold and silver, the Company's share of production from this operation and the ability of the Manager of the Denton-Rawhide Mine to control the costs of production.

The published level of reserves and resources are estimated using a gold price of $300 per ounce and such reserve estimates are made within normal engineering standards employed by such professionals. For the year ended April 30, 2003 the Company anticipates its share of gold production at Denton-Rawhide will be 42,400 ounces of gold and 379,600 ounces of silver at a cash operating cost of $177 per ounce of gold produced (net of silver credits). After funding the reclamation planned for the year ended April 30, 2003, it is forecast that Denton-Rawhide will generate positive cash flow of $1.3 million. By employing these price, reserve and cost estimates, the carrying value of the Company's assets as stated is believed to be reasonable. Any adverse change in these estimates could affect the future carrying value of such assets.

During the year ended April 30, 2003 the Company is planning to invest considerable amounts of money to advance the El Dorado project, including the ongoing $1 million 20-hole drill program. The Company's financial ability to advance this project has been enhanced by the PacRim – Dayton amalgamation that resulted in an increase in working capital for the amalgamated entity and the improvement of gold prices which should provide positive cash flow from the Rawhide joint venture. The results of the current drill program may warrant additional expenditures and there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects.

** Please refer to National Instrument 43-101 Disclosure*

"SAFE HARBOR" STATEMENT

The statements, which are not historical facts contained in this document, are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from targeted results. These risks and uncertainties include but are not limited to precious metals prices; currency fluctuations; production costs; differences in ore grades, recovery rates, and tonnes mined from those expected; changes in mining, or heap leaching rates from currently planned rates; the results of current exploration activities and new opportunities; and other factors detailed in the Company's filings with the U.S. Securities and Exchange Commission.

NATIONAL INSTRUMENT 43-101 DISCLOSURE

National Instrument 43-101 ('NI 43-101') is a rule developed by the Canadian Securities Administrators (an umbrella group of Canada's provincial and territorial securities regulators) that governs public disclosure by mining and mineral exploration issuers. The rule establishes certain standards for all public disclosure of scientific and technical information concerning mineral projects.

Pacific Rim has been adhering to NI 43-101 in all of its disclosure since the rule was enacted in 2001. This document contains technical information identified by an asterisk (*) that has been previously issued and properly disclosed in news releases by the Company. NI 43-101 disclosure related to this information is as follows.

Details of the Minita resource estimate and a summary of the geology of the El Dorado project are presented in a technical report prepared for Dayton Mining Corporation (a predecessor company of Pacific Rim Mining Corp.) by Mr. P. LaCroix, P.Eng (a Qualified Person as defined in National Instrument 43-101) entitled "Resource Update Nueva Esperenza & El Dorado Mine Area – El Dorado Project – El Salvador", dated February 8, 2002. The report is summarized in Dayton's Annual Information Form, dated February 26, 2002, available on SEDAR.

Pacific Rim's exploration work on the El Dorado project is being supervised by William Gehlen a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101. Mr. Gehlen has verified that the drill results presented in this document have been accurately summarized from the official assay certificates provided to the Company. Pacific Rim's drill sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. This includes splitting the drill core, collecting one half for assay and retaining the other half for future reference, uniquely labelling and bagging each sample, limiting access to drill core and samples, storing samples in a secure environment and promptly shipping samples to a North American laboratory. Samples have been assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures are being implemented. Samples were assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

TO THE SHAREHOLDERS OF PACIFIC RIM MINING CORP.

The accompanying consolidated financial statements of the Company were prepared by management in accordance with accounting principles generally accepted in Canada, and within the framework of the summary of significant accounting policies noted in these consolidated financial statements. Management is responsible for all information in the annual report. All financial and operating data in the annual report is consistent, where appropriate, with that contained in the consolidated financial statements.

A system of internal accounting control is maintained in order to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and segregation of responsibilities.

The Board of Directors discharges its responsibilities for the consolidated financial statements primarily through activities of its Audit Committee composed of three directors, none of whom are members of management. This Committee meets with management to assure that it is performing its responsibility to maintain financial controls and systems and to approve the annual audited consolidated financial statements of the Company. The Audit Committee also meets with the independent auditors to discuss the scope and the results of their audit and audit report prior to submitting the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements have been audited on behalf of the shareholders by the Company's independent auditors, Staley, Okada, Chandler & Scott, in accordance with Canadian and United States generally accepted auditing standards. The auditors' report outlines the scope of their audit and their opinion on the consolidated financial statements.

CATHERINE MCLEOD-SELTZER
President

THOMAS C. SHRAKE
Chief Executive Officer

INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF PACIFIC RIM MINING CORP.:

We have audited the consolidated balance sheet of Pacific Rim Mining Corp. (formerly Dayton Mining Corporation) as at April 30, 2002 and the consolidated statements of loss, shareholders' equity and cash flows for the four months ended April 30, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2002 and the results of its operations and its cash flows for the four months then ended in accordance with Canadian generally accepted accounting principles. As required by the B.C. Company Act, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

The prior years figures, which are presented for comparative purposes, were audited by another firm of Chartered Accountants, who issued an unqualified audit opinion dated January 11, 2002.

Staley, Okada, Chandler & Scott

Langley, B.C.
June 28, 2002

STALEY, OKADA, CHANDLER & SCOTT
CHARTERED ACCOUNTANTS

CONSOLIDATED BALANCE SHEET

STATEMENT 1

In thousands of U.S. dollars

	As at April 30, 2002	As at December 31, 2001
ASSETS		
Current assets		
Cash and cash equivalents	$ 2,564	$ 1,537
Investments in marketable securities *(Note 4)*	818	76
Receivables	76	234
Inventories *(Note 5)*	9,155	9,011
	12,613	10,858
Property, plant and equipment *(Note 6)*	9,450	10,465
Closure fund *(Note 8)*	3,267	3,217
	$ 25,330	$ 24,540
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 1,394	$ 1,869
Due to related parties *(Note 14)*	653	197
Accrued closure costs – current portion	1,950	1,109
	3,997	3,175
Loan payable to a related party *(Note 8)*	1,849	1,849
Accrued closure costs	1,755	2,518
	7,601	7,542
SHAREHOLDERS' EQUITY		
Share capital – *Statement 3 (Note 9)*		
Authorized:		
1,000,000,000 common shares without par value		
Issued and fully paid:		
78,408,794 (2001 – 31,123,974) shares outstanding	56,142	53,810
Deficit – *Statement 3*	(38,413)	(36,812)
	17,729	16,998
	$ 25,330	$ 24,540

APPROVED BY THE BOARD OF DIRECTORS:

Director

Director

See accompanying notes to the financial statements.

CONSOLIDATED STATEMENTS OF LOSS

STATEMENT 2

In thousands of U.S. dollars

	Four Months Ended April 30, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000
Revenue			
Sales	$ 5,303	$ 14,913	$ 34,926
Cost of sales			
Operating costs	4,454	13,545	33,720
Depreciation, depletion and amortization	1,196	2,980	6,479
	5,650	16,525	40,199
	(347)	(1,612)	(5,273)
Expenses			
Amalgamation costs	683	–	–
Exploration	250	700	1,766
Foreign exchange	(29)	66	(324)
General and administrative	437	1,131	1,546
Interest expense	28	15	930
Interest income	(115)	(223)	(525)
Write-down of marketable securities	–	70	–
	1,254	1,759	3,393
Net loss before unusual item	(1,601)	(3,371)	(8,666)
Unusual item *(Note 1c)*	–	–	(22,722)
Net loss for the period	$ (1,601)	$ (3,371)	$ (31,388)
Basic and diluted loss per share	$ (0.03)	$ (0.11)	$ (1.17)

See accompanying notes to the financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

STATEMENT 3

In thousands of U.S. dollars

	Share Capital		Accumulated	
	Number	Amount	Deficit	Total
Balance – December 31, 1999	351,356,779	$ 31,932	$ (2,053)	$ 29,879
Common shares issued for cash	255,000	21	–	21
Common shares issued for acquisitions	189,049,606	16,036	–	16,036
Share consolidation 1 for 20	(513,628,316)	–	–	–
Common shares issued for special warrants	4,090,905	5,821	–	5,821
Net loss for the year	–	–	(31,388)	(31,388)
Balance – December 31, 2000	31,123,974	53,810	(33,441)	20,369
Net loss for the year	–	–	(3,371)	–
Balance – December 31, 2001	31,123,974	53,810	(36,812)	16,998
Common shares issued for amalgamation conversion for Dayton shareholders (1.76 for 1) *(Note 1b)*	23,654,220	–	–	–
Common shares issued for acquisition of PRMC *(Note 1b)*	23,498,600	2,287	–	2,287
Common shares issued for cash	132,000	45	–	45
Net loss for the four months ended April 30, 2002	–	–	(1,601)	(1,601)
Balance – April 30, 2002	78,408,794	$ 56,142	$ (38,413)	$ 17,729

See accompanying notes to the financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOW

STATEMENT 4

In thousands of U.S. dollars

	Four Months Ended April 30, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000
Operating activities			
Net loss for the period	$ (1,601)	$ (3,371)	$ (31,388)
Adjustment to reconcile net loss to cash flow provided by operations: depletion, depreciation and amortization	1,196	2,980	6,479
Accrued closure costs	161	(22)	567
Foreign exchange	(29)	59	(82)
Net interest earned on sinking fund	(50)	(153)	(40)
Adjustment of sinking fund value	–	57	–
Amortization of other assets	–	–	30
Write-off of investment in subsidiary (Note 1c)	–	–	22,722
General and administration costs covered by issuance of shares	–	–	21
Gain on sale of marketable securities	(59)	–	–
Write-down of marketable securities	–	70	–
	(382)	(380)	(1,691)
Accounts payable and accrued liabilities	(572)	(709)	(1,203)
Bullion settlements receivable	–	–	1,143
Cash lost on deconsolidation	–	–	(103)
Closure cost expenditures	(83)	(118)	(1,149)
Due to related parties	456	197	–
Inventories	(144)	(1,335)	72
Receivables	163	(28)	705
Cash flow used for operating activities	(562)	(2,373)	(2,226)
Investing activities			
Capitalized acquisition costs	–	–	(617)
Cash acquired on amalgamation	1,483	–	–
Deferred stripping	–	–	(750)
Purchases of property, plant and equipment	(138)	(104)	(390)
Reclamation sinking fund contributions	–	(352)	(470)
Cash flow provided by (used for) investing activities	1,345	(456)	(2,227)
Financing activities			
Capital lease obligation repayments	–	–	(1,122)
Issuance of share capital	45	–	5,821
Operating line of credit	–	–	399
Principal repayments of bank loan	–	–	(1,667)
Proceeds on sale of marketable securities	170	29	–
Restricted cash released	–	–	1,667
Cash flow provided by financing activities	215	29	5,098
Foreign exchange	29	(59)	82
Net increase (decrease) in cash and cash equivalents	1,027	(2,859)	727
Cash and cash equivalents, beginning of period	1,537	4,396	3,669
Cash and cash equivalents, end of period	$ 2,564	$ 1,537	$ 4,396
Interest paid during the year	$ –	$ 141	$ 789
Supplementary Schedule of Non-cash Transactions:			
Shares issued for business combination	$ 2,287	$ –	$ 16,036
Shares issued for general and administrative expenses	$ –	$ –	$ 21
Loans from related parties	$ –	$ -	$ 1,849

See accompanying notes to the financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2002 and December 31, 2001
In thousands of U.S. dollars

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

The Company is involved in the exploration, development and operation of gold properties. The Company owns a 49% interest in the Denton-Rawhide Mine, located near Fallon, Nevada, U.S.A. and a 100% interest in certain exploration license areas known as El Dorado, El Paisnal and Potonico located in El Salvador.

Basis of presentation

The consolidated financial statements are presented in accordance with generally accepted accounting principles ("GAAP") applicable in Canada and have been reconciled as to significant differences in measurement to generally accepted accounting principles applicable in the United States as disclosed in Note 15.

These consolidated financial statements include the accounts of the Company's wholly-owned subsidiaries, Dayton Mining (US) Inc., DMC Cayman Inc., Andacollo Gold Inc., La Serena Inc., Dayton Chile Exploraciones Mineras Limitada, Compañia Minera Dayton (to December 1, 2000), Dayton Acquisition Inc., 449200 B.C. Ltd., Kinross El Salvador S.A. De C.V. and Recursos Salvador Enos S.A. de C.V. Also included in these consolidated financial statements are the Company's wholly-owned subsidiaries, Pac Rim Cayman, Pac Rim Caribe III and International Pacific Rim S.A. from the date of acquisition of April 11, 2002.

The 49% joint venture interest in Denton-Rawhide is accounted for on a proportionate consolidation basis.

a) **Reporting currency**

The United States dollar is the Company's principal reporting currency and the currency of measurement for all financial transactions reported in these consolidated financial statements.

b) **Amalgamation of Dayton Mining Corporation and Pacific Rim Mining Corp.**

On April 11, 2002 statutory approval was received from the Province of British Columbia Registrar of Companies for the amalgamation of Dayton Mining Corporation ("Dayton") and Pacific Rim Mining Corp. ("PRMC") under the name Pacific Rim Mining Corp. ("Company") as approved by the shareholders of each of the amalgamated companies on April 3, 2002. Dayton shareholders received 1.76 common shares of the Company in exchange for each common share of Dayton held and PRMC shareholders received 1.0 common shares of the Company in exchange for each common share of PRMC held, resulting in Dayton and PRMC shareholders comprising 70% and 30% respectively of the Company. The amalgamation has been accounted for as a reverse takeover using the purchase method of accounting with Dayton identified as the acquirer. For financial statement purposes the Company is a continuation of Dayton. The shares issued as consideration by Dayton to acquire PRMC are recorded at the fair value of the net assets of PRMC, which has been determined to be the net book value of PRMC. The comparative balance sheet as at December 31, 2001 reports only Dayton assets and liabilities while the April 30, 2002 balance sheet reflects total assets and liabilities of the Company. The April 30, 2002 statements of loss and cash flows reflect amalgamated results from April 11, 2002 to April 30, 2002 with results for the period from January 1, 2002 to April 10, 2002 being solely Dayton results. The comparative figures are solely Dayton. The new year-end of the Company is April 30.

Details of the net book value of PRMC as at April 11, 2002 are as follows:

Cash, short-term investments and receivables	$	2,341
Property, plant and equipment		43
Accounts payable and accruals		(97)
Net Assets Acquired	$	2,287
Value attributed to common shares issued	$	2,287

c) **Shut down of Andacollo Mine**

The carrying values of the assets and liabilities of the Chilean operating subsidiary that owned the Andacollo Mine have been written off effective December 1, 2000 with a corresponding charge to income (under unusual item) to reflect permanent closure of this mine, the court approved creditors plan and the estimated realizable value of capital assets after all liabilities have been liquidated.

The statements of loss and cash flows for the year ended December 31, 2000 reflect the operating results of the Andacollo Mine for the 11 months of operation prior to closure while all assets and liabilities have been deconsolidated from the December 31, 2000 balance sheet.

2. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING CHANGES

Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, demand deposits, and short term highly liquid investments with a term to maturity of less than three months from inception which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of changes in values.

Marketable Securities

Marketable securities are carried at the lower of cost and estimated fair market value.

Inventories

Inventories, comprising of ore on leach pads and gold in process, bullion at the refiners and mine operating supplies are valued at the lower of cost and net realizable value.

Property, Plant and Equipment

Property, plant and equipment is stated at estimated fair value as at the date of acquisition less accumulated depreciation and accumulated write-downs. Mining property, plant and equipment is depreciated using the unit of production method over estimated recoverable ounces.

Annually, reviews are undertaken to evaluate the carrying values of operating mines and development properties. If it is determined that the estimated net recoverable amount is significantly less than the carrying value and the impairment in value is likely to be permanent, a write-down to the net recoverable amount is made by a charge to earnings.

All exploration expenditures are expensed as incurred. Significant property acquisition payments for active exploration properties are capitalized. If no mineable ore body is discovered, previously capitalized costs are expensed in the period the property is abandoned. Expenditures for the development of new mines, to define further mineralization in existing ore bodies, and to expand the capacity of operating mines, are capitalized and amortized on a units of production basis over estimated recoverable ounces.

Environmental Expenditures and Closure Costs

The operations of the Company may in the future be affected from time to time by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company's policy is to meet standards set by relevant legislation, by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the operation, net of expected recoveries.

The Company's share of estimated closure costs associated with the Denton-Rawhide Mine at the time of acquisition was recognized in full as part of the acquisition cost. Increases in estimates of closure liabilities subsequent to the acquisition of Denton-Rawhide are accrued on a unit of production basis over expected future recoverable ounces of production.

Income Taxes

The Company uses the asset and liability method to account for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

Share Capital

i) The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

ii) Share capital issued for non-monetary consideration is recorded at an amount based on fair market value reduced by an estimate of transaction costs normally incurred when issuing shares for cash, as determined by the board of directors of the Company.

2. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING CHANGES, *Continued*

Stock-based Compensation Plan

The Company has adopted the new recommendations of CICA Handbook Section 3870, Stock-based compensation and other stock-based payments. It is applied on a prospective basis and applies to all awards granted on or after January 1, 2002. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

i) Non-employees

The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method.

ii) Employees

The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. The company has elected to account for employee stock options by measuring compensation cost for options as the excess, if any, of the quoted market price of the Company's common shares at the date of grant over the amount an employee must pay to acquire the common shares. As required for the employee stock options, the Company will disclose pro-forma income (loss) and pro-forma earnings (loss) per share using a fair value based method.

Revenue Recognition

Revenues from the sale of all precious metal bullion are recognized when title to the bullion passes to the buyer.

Loss per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuances would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

Derivative Transactions

The Company may enter into gold hedging contracts to manage its exposure to fluctuations in the market price of gold and to establish minimum prices for certain of its future production. Gains or losses on these contracts are included in sales revenue when product is delivered against the contract.

Foreign Exchange

Transaction amounts denominated in other currencies are translated into their United States dollar equivalents at exchange rates prevailing at the transaction date. Carrying values of monetary assets and liabilities are adjusted at each balance sheet date to reflect exchange rates prevailing at that date. Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each year-end are included in earnings.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, investments in marketable securities, receivables, closure fund, accounts payable, amounts due to related parties and accrued closure costs. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

4. INVESTMENTS IN MARKETABLE SECURITIES

	April 30, 2002	December 31, 2001
Carrying value	$ 818	$ 76
Market value	$ 890	$ 119

Included in the carrying value is $816,000 (2001 – $NIL) relating to shares of Silver Standard Resources Inc. (Note 7c) which has a director in common with the Company. These shares were sold subsequent to year-end for total proceeds of $1,824,000 resulting in a total gain of $1,008,000.

5. INVENTORIES

	April 30, 2002	December 31, 2001
Production inventory	$ 8,191	$ 7,516
Unsold bullion at refiners	204	710
Supplies inventory	760	785
	$ 9,155	$ 9,011

6. PROPERTY, PLANT AND EQUIPMENT

	April 30, 2002	December 31, 2001
Cost	$ 12,409	$ 12,931
Accumulated depreciation and write-downs	(2,959)	(2,466)
	$ 9,450	$ 10,465

7. MINERAL PROPERTIES

a) **El Salvador Properties**

The Company holds a 100% interest in four exploration license areas in El Salvador, known as El Dorado (two licenses), Potonico and El Paisnal. Annual advance minimum royalty payments are required on the El Dorado property, which is the greater of $50,000 per year or a 3% net smelter return royalty ("NSR"). The Company has the right to purchase the NSR for $4,000,000 ($1,000,000 for 1.5% and $3,000,000 for the remainder) provided that the royalty is at least partially acquired within six months of commercial production.

All licenses are subject to a 2% NSR by the government of El Salvador.

The Company owns a 49% interest in the Denton-Rawhide Mine.

b) **Denton-Rawhide Joint Venture**

The Company's interest in the joint venture is summarized as follows:

	April 30, 2002	December 31, 2001
Cash and other non-cash working capital	$ 9,036	$ 8,651
Property, plant and equipment	5,213	6,262
Closure fund	3,267	3,217
Current liabilities	(2,164)	(2,681)
Long-term liabilities	(2,596)	(2,518)
Net assets	$ 12,756	$ 12,931
Sales	$ 5,303	$ 14,913
Costs and expenses	(5,763)	(16,639)
Net loss before taxes	$ (460)	$ (1,726)

c) **Agreement with Silver Standard Resources Inc. ("SSO")**

By agreement dated December 14, 2001, PRMC agreed to sell its 100% interest in certain subsidiaries that held the Diablillos mineral property located in Argentina. Under the terms of the agreement, SSO will pay, at its option, a total of $3,400,000 consisting of staged payments totalling $1,500,000 in cash on or before December 31, 2001 (received) and $1,900,000 in cash or common shares, at SSO's election, on or before December 31, 2003. Prior to the amalgamation date of April 11, 2002, PRMC received 383,025 common shares of SSO, which had a fair market value of $1,000,000. These shares have a four month hold expiring May 19, 2002. All amounts received from SSO are treated as a recovery of acquisition and deferred exploration costs on the Diablillos property and any recovery over the cost has been treated as a gain, once received. To April 30, 2002 the amount of the gain recorded has been $8,000. Subsequent to year-end, the Company received 142,970 shares of SSO, which had a fair market value of $900,000, thus completing the terms of the agreement. These shares have a four month hold expiring October 29, 2002.

8. CLOSURE FUND AND LOAN PAYABLE TO A RELATED PARTY

The Company, as part of the Denton-Rawhide acquisition, agreed to reimburse Kinross Gold Corporation ("Kinross"), who is a major shareholder of the Company and has a director in common, a principal amount of $2.118 million for Kinross' interest in the reclamation and severance trust funds ("Closure Fund") held for the benefit of the Denton-Rawhide operation. The principal amount is repayable to Kinross, on an annual basis, from 25% of the net internal cash flow from the Denton-Rawhide Mine. Interest is payable annually at rates equivalent to those earned by the Closure Fund trust accounts. As a result of adjustments to working capital accounts at the time of purchase, the principal amount owing to Kinross was reduced to the current outstanding amount of $1.849 million.

As at April 30, 2002, interest payable to Kinross was $27,640 (2001 – $30,707).

The funds are held in a trust managed by a Trustee that is a large North American banking institution. The trust funds are invested in mutual funds composed of U.S. Government guaranteed fixed income securities with maturities of one to five years. The fair market value of the funds at April 30, 2002 totalled $3.4 million (2001 – $3.35 million).

9. SHARE CAPITAL

Stock Options

Under the Company's Option plan, the Company may grant options to a maximum number yet to be recommended by the directors and approved by shareholders (at the next shareholders' meeting) to directors, employees, or consultants to purchase common shares of the Company. The option price equals the market price of the Company's common shares on the date of the grant, and the term of the options is a maximum of five years. One third of the options granted under this plan vest immediately, another third vest on the first anniversary date of the grant, and the remainder vest on the second anniversary date of the grant.

Under this plan, the Company may also issue common shares of the Company to directors, employees, or consultants as a stock bonus for past services performed for the Company. No shares have been issued under this bonus plan.

	Number	Weighted Average Exercise Price, Cdn $	Expiry
Options as at December 31, 2001	2,008,300	$ 1.67	2002 – 2005
Options converted from PRMC due to the amalgamation	3,656,580	$ 0.72	2002 – 2006
Expired during the period	(176,000)	$ 1.08	2002
Exercised during period	(132,000)	$ 0.54	2002
Options outstanding as at April 30, 2002	5,356,880	$ 0.71	2003 – 2006
Vested as at April 30, 2002	4,040,480	$ 0.86	2003 – 2006

The following table summarizes information about stock options outstanding to directors, former directors , employees or consultants as at April 30, 2002.

Expiry Date	Exercise Price CDN $	Number Outstanding	Number Vested
April 10, 2003	0.29	114,000	114,000
April 10, 2003	0.54	246,400	246,400
April 10, 2003	0.88	60,000	60,000
April 10, 2003	1.36	176,000	176,000
November 4, 2003	0.88	574,000	574,000
February 4, 2004	1.49	4,000	4,000
April 27, 2004	1.36	1,188,000	1,188,000
June 29, 2004	1.06	330,000	330,000
June 29, 2004	1.36	36,080	36,080
September 24, 2004	1.30	29,000	29,000
May 28, 2005	0.54	1,249,600	833,067
July 4, 2006	0.29	1,349,800	449,933
		5,356,880	4,040,480

During the period, 2,325,000 stock options at an exercise price of $0.62 per share and expiring 18 April 2007, have been granted but require approval by the Company's shareholders, along with the new stock option plan. No stock compensation expense has been recorded in the financial statements as the stock options do not vest until approved.

10. GOLD SALES CONTRACTS

At April 30, 2002, the Company's gold hedging program consisted of 10,000 (2001 – 6,000) ounces of forward sales contracts at an average price of $292.16 ($280.25) per ounce, maturing at various dates from May 2002 to September 2002 (2001 – January 2002 to March 2002). The estimated fair value of these contracts at the April 30, 2002 spot prices of gold of approximately $308 (2001 – $278) per ounce was ($165,000) (2001 – $10,000) which represents the cost to the Company on the balance sheet date if it were to settle these instruments prior to their maturity.

The credit risk exposure related to the Company's gold hedging activities is limited to the unrealized gains on outstanding contracts based on current market prices. The Company's gold hedging contract counter parties are large international credit-worthy institutions.

11. INCOME TAXES

The Company has incurred certain mineral property related expenditures of approximately $7,214,000 in Canada and $1,782,000 in Argentina. For tax purposes, these expenditures may be carried forward indefinitely to reduce prescribed taxable income in future years.

The Company has non-capital losses for tax purposes of approximately $12,882,000 which may be carried forward and expire as follows:

	USA	Canada	Argentina
2003	$ 6	$ 70	$ –
2004	75	109	535
2005	150	122	115
2006	58	1,068	98
2007	241	1,690	135
2008	31	1,098	–
2009	45	654	–
2010 – 2022	6,582	–	–
	$ 7,188	$ 4,811	$ 883

The Company also has Alternative Minimum Tax loss carry-forwards in the United States of $6,276,000 expiring in various years up to 2022.

The potential future tax benefit of these expenditures and tax losses have not been recognized in these financial statements as there is sufficient uncertainty that the benefits will be realized.

12. SUBSEQUENT EVENTS

By letter of intent dated May 17, 2002, the Company agreed to acquire a 100% interest in the La Calera gold project, located near the El Dorado property. Under the letter of intent the Company, at its option, must make the following payments and exploration expenditures:

	Option Payments	Minimum Exploration Expenditures
Upon signing (paid)	$ 5	$ –
Upon completion of a two month due diligence (paid)	15	–
On or before May 17, 2003	20	25
On or before May 17, 2004	35	50
On or before May 17, 2005	75	100
On or before May 17, 2006	150	200
	$ 300	$ 375

The property is subject to a 0.5% NSR which can be purchased by the Company for $200,000 if purchased within six months from the start of commercial production.

13. SEGMENTED INFORMATION

Details are as follows:

	Four Months Ended April 30, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000
Total assets			
Canada	$ 2,682	$ 1,064	$ 4,231
USA	18,445	19,275	20,131
El Salvador	4,184	4,184	4,184
Chile	19	17	17
Total	$ 25,330	$ 24,540	$ 28,563
Total property, plant and equipment			
Canada	$ 11	$ 2	$ –
USA	5,238	6,262	9,157
El Salvador	4,184	4,184	4,184
Chile	17	17	–
Total	$ 9,450	$ 10,465	$ 13,341
Revenue, excluding interest income			
Canada	$ –	$ –	$ 674
USA	5,303	14,913	11,159
El Salvador	–	–	–
Chile	–	–	23,093
Total	$ 5,303	$ 14,913	$ 34,926
Depreciation, depletion and amortization			
Canada	$ 1	$ 6	$ –
USA	1,195	2,974	2,644
El Salvador	–	–	–
Chile	–	–	3,835
Total	$ 1,196	$ 2,980	$ 6,479
Net loss			
Canada	$ (969)	$ (1,021)	$ (607)
USA	(401)	(1,770)	(1,493)
El Salvador	(231)	(580)	(959)
Chile	–	–	(28,329)
Total	$ (1,601)	$ (3,371)	$ (31,388)

14. RELATED PARTY TRANSACTIONS

Except as noted elsewhere in these consolidated financial statements, related party transactions are as follows:

a) Amounts due to related parties are non-interest bearing and are required to be paid within 12 months and have accordingly been recorded in these financial statements as current.

b) During the period, $578,000 (2001 – $1,217,000) of wages and benefits were paid to directors and officers, which included $567,000 (2001 – $221,000) of severance costs included in amalgamation costs (2001 – included in general and administrative costs).

15. UNITED STATES ACCOUNTING PRINCIPLES

The effect of the measurement differences between Canadian GAAP and US GAAP on the Company's net loss for the four months ended April 30, 2002 and the years ended December 31, 2001 and 2000 are summarized below:

Under US GAAP, securities that are available-for-sale are recorded at fair value and unrealized gains or losses are excluded from earnings and recorded as a separate component of shareholders' equity. Declines in fair value that are other than temporary are written off. Under Canadian GAAP, investments in marketable securities are carried at the lower of cost and estimated fair market value.

The significant change in the consolidated financial statements relative to US GAAP were as follows:

Statements of Loss

	Four Months Ended April 30, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000
Net loss following Canadian GAAP	$ (1,601)	$ (3,371)	$ (31,388)
Loss on write-down of marketable securities	–	(62)	–
Net loss following US GAAP	$ (1,601)	$ (3,433)	$ (31,388)
Unrealized holding gain on marketable securities	72	43	–
Loss on write-down of marketable securities	–	62	–
Comprehensive loss, following US GAAP	$ (1,529)	$ (3,328)	$ (31,388)
Weighted average number of common shares, computed under US GAAP (thousands of shares)	58,707	31,124	26,715
Loss per share, following US GAAP	$ (0.03)	$ (0.11)	$ (1.17)

Balance Sheets

	April 30, 2002	December 31, 2001
Deficit		
Adjusted deficit, beginning of period per US GAAP	$ (36,874)	$ (33,441)
Net loss per US GAAP	(1,601)	(3,433)
Adjusted deficit, end of period per US GAAP	$ (38,475)	$ (36,874)
Accumulated other comprehensive loss		
Beginning of period per US GAAP	$ (122)	$ (227)
Other comprehensive gain	72	43
Other comprehensive loss on write-down of marketable securities	–	62
Accumulated other comprehensive loss, end of period per US GAAP	$ (50)	$ (122)

Because the Company delivers gold against outstanding forward sales contracts, it has determined that there is no impact from the adoption of SFAS No. 133, Accounting For Derivative Instruments and Hedging Activities.

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. The Company has adopted this effective January 1, 2002 with no material effect. These standards eliminate pooling as a method of accounting for business combinations, and feature new accounting rules for goodwill and intangible assets.

Also issued in June 2001 was SFAS No. 143, Accounting for Asset Retirement Obligations. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company is analyzing the impact of SFAS No. 143 and will adopt the standard on May 1, 2003.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets. This statement addresses accounting for discontinued operations and the impairment or disposal of long-lived assets. The Company has determined that there is no impact following the adoption of SFAS No. 144 on January 1, 2002.

CORPORATE INFORMATION

DIRECTORS & OFFICERS

William H. Myckatyn – *Chairman of the Board & Director*
Catherine McLeod-Seltzer – *President & Director*
Thomas C. Shrake – *Chief Executive Officer & Director*
Anthony J. Petrina – *Director*
David K. Fagin – *Director*
Robert R. Buchan – *Director*
Kathryn Church – *Vice President, Administration & Corporate Secretary*
F. John Norman – *Controller*

CORPORATE HEADQUARTERS

Suite 2393 – 595 Burrard Street
PO Box 49186
Vancouver, BC V7X 1K8
Phone: 604-689-1976 Fax: 604-689-1978
Toll Free: 1-888-775-7097
E-mail: info@pacrim-mining.com

EXPLORATION OFFICE

3550 Barron Way, Suite 12B
Reno, Nevada USA 89511
Phone: 775-852-5558 Fax: 775-852-0323
E-mail: pacrim@accutek.com

CAPITALIZATION AND LISTING

(as at April 30, 2002)
78,408,794 common shares issued and outstanding
83,765,674 fully diluted
1,000,000,000 authorized
Trading Symbol on the TSX and AMEX – PMU

LEGAL COUNSEL

Gowling, Lafleur Henderson LLP
Vancouver, British Columbia

TRANSFER AGENT

Computershare Investor Services Inc.
Vancouver, British Columbia
Toronto, Ontario, Canada

Computershare Trust Inc.
Lakewood, Colorado USA

AUDITORS

Staley, Okada, Chandler & Scott
Surrey, British Columbia

PACIFIC RIM
MINING CORP.

For additional information about Pacific Rim Mining Corp. or updates throughout the year, please visit the Company's website at: www.pacrim-mining.com

Designed by [illegible] Printed in Canada

Pacific Rim Mining Corp.
Suite 2393 – 595 Burrard Street
PO Box 49186
Vancouver, BC V7X 1K8
Phone: 604-689-1976 Fax: 604-689-1978
Toll Free: 1-888-775-7097
E-mail: info@pacrim-mining.com

PACIFIC RIM MINING CORP.
NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

NOTICE IS HEREBY GIVEN that the **Annual General Meeting of Members** of **PACIFIC RIM MINING CORP.** (hereinafter called the "Company") will be held at the **11th Floor Meeting Room, Bentall II, 555 Burrard Street, Vancouver, B.C., on Thursday, the 10th day of October, 2002 at the hour of 2:30 in the afternoon (local time),** for the following purposes:

1. To receive the report of the Directors;
2. To receive the audited consolidated financial statements of the Company for the financial year ended April 30, 2002 (with comparative statements relating to the preceding financial period) together with the report of the Auditors thereon;
3. To determine the number of Directors at six;
4. To elect Directors;
5. To appoint Auditors and to authorize the Directors to fix their remuneration;
6. To consider and, if thought fit, pass an ordinary resolution, with or without amendment, to approve the Option Plan component of the 2002 Plan for the grant of options for the purchase of up to a maximum 6,000,000 common shares as described in the accompanying information circular.
7. To consider and, if thought fit, pass an ordinary resolution, with or without amendment, to approve the Bonus component of the 2002 Plan for the grant of bonus shares to a maximum of 367,000 common shares as described in the accompanying information circular.
8. To consider and, if thought fit, pass an ordinary resolution, with or without amendment, to ratify the grant by the Company of options under the 2002 Plan to the Optionees in the denominations specified in the accompanying information circular, to purchase up to an aggregate 2,325,000 shares.
9. To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice is the Company's 2002 Annual Report (containing the Directors' Report referred to in item 1 above and the audited consolidated financial statements for the financial year ended April 30, 2002 referred to in item 2 above) including Management's Discussion and Analysis of Operating Results, as well as an Information Circular, a form of Proxy and notes thereto, and an Annual Return Card Form. The accompanying Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Members are entitled to vote at the meeting either in person or by proxy. Those who are unable to attend the meeting are requested to read, complete, sign and mail, fax or deliver the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice. Please advise the Company of any change in your mailing address.

DATED at Vancouver, British Columbia, this 29th day of August, 2002.

BY ORDER OF THE BOARD
"Catherine McLeod-Seltzer"
President and Director

PACIFIC RIM MINING CORP.
#2393 – 595 Burrard Street, PO Box 49186,
Vancouver, B.C. V7X 1K8

INFORMATION CIRCULAR

(Containing information as at August 1, 2002)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of PACIFIC RIM MINING CORP. (the "Company") for use at the Annual General Meeting of Members of the Company (and any adjournment thereof) to be held on Thursday, October 10, 2002, at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees or proxy agent of the Company at nominal cost. All costs of solicitation by management will be borne by the Company. The contents and the sending of this Information Circular have been approved by the Directors of the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are the President and the Chairman of the Company. A MEMBER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STROKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by Computershare Trust Company of Canada, at its offices at #401 - 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof.

A member who has given a proxy may revoke it by an instrument in writing executed by the member or by his attorney authorized in writing or, where the member is a Company, by a duly authorized officer or attorney of the Company, and delivered to the registered office of the Company, #2300 Four Bentall Centre, 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1J1, at any time up to and including the last business day preceding the day of the meeting, or if adjourned, any reconvening thereof, or to the Chairman of the meeting on the day of the meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

SHARES REPRESENTED BY PROPERLY EXECUTED PROXIES IN FAVOUR OF PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY WILL BE VOTED FOR THE ELECTION OF DIRECTORS AND THE APPOINTMENT OF AUDITORS AS STATED UNDER THOSE HEADINGS IN THIS INFORMATION CIRCULAR OR WITHHELD FROM VOTING IF SO INDICATED ON THE FORM OF PROXY.

The shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made.

SUCH SHARES WILL ON A POLL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES ARE SPECIFIED BY THE MEMBER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the meeting or any further or other business is properly brought before the meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized Capital:	1,000,000,000 common shares without par value
Issued and Outstanding:	78,487,660 common shares without par value

Only members of record at the close of business on August 26, 2002 (the "Record Date") who either personally attend the meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the meeting.

On a show of hands, every individual who is present as a member, or as a representative of one or more corporate members, will have one vote (no matter how many shares he holds). On a poll, every member present in person or represented by a proxy and every person who is a representative of one or more corporate members will have one vote for each common share registered in the name of the member on the list of members, which is available for inspection during normal business hours at Computershare Trust Company of Canada and will be available at the meeting. As used herein, the term "member" refers only to registered shareholders of the Company.

To the knowledge of the directors and senior officers of the Company, the following are the names of the only shareholders who are known to the Company to own beneficially, directly or indirectly, or exercise control or direction over, more than 10% of the common shares of the Company as at August 1, 2002:

Name and Address	No. of Common Shares	Percentage of Common Shares
Kinross Gold Corporation(1) Toronto, Ontario	17,606,049	22.4%

(1) As disclosed in Kinross Gold Corporation's 2002 Information Circular, to the knowledge of Kinross Gold Corporation's directors and officers, there are no persons who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of its outstanding common shares.

ELECTION OF DIRECTORS

The Board of Directors presently consists of six directors and it is intended to determine the number of directors at six and to elect six directors for the ensuing year.

The term of office of each of the present directors expires at the Annual General Meeting. The persons named below will be presented for election at the meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or in accordance with the provisions of the Company Act (British Columbia).

Pursuant to Section 111 of the Company Act (British Columbia), Advance Notice of the Annual General Meeting was published in the Vancouver Sun newspaper on August 8, 2002.

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he is ordinarily resident, all offices of the Company now held by him, his principal occupation, the period of time for which he has been a director of the Company, and the number of common shares of the Company beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

Name, Position and Country of Residence(1)	Principal Occupation and, If Not at Present an Elected Director, Occupation During the Past Five Years(1)	Previous Service as a Director of the Company	Number of Shares(2)
Catherine McLeod-Seltzer President and Director Canada	Director and officer of Pacific Rim Mining Corp. since 1997. Director of the following publicly traded companies: Corriente Resources Inc., Miramar Mining Corporation, Silver Standard Resources, Madison Enterprises Inc., Eveolution Ventures Inc. and Stornoway Ventures Ltd.	Since April 11, 2002(3)	658,100
Thomas Shrake(4) Chief Executive Officer and Director U.S.A.	Director and officer of Pacific Rim Mining Corp. since 1997. 1993 to 1996 Vice President Exploration for Gibraltar Mines Limited.	Since April 11, 2002(3)	77,100
Anthony J. Petrina(4)(5) Director Canada	Retired. Chairman of Pacific Rim Mining Corp. from 1997 to April 2002. Director Miramar Mining Corp. January 1995 to present. Director TimberWest Forest Corp. June 1997 to present.	Since April 11, 2002(3)	Nil
William Myckatyn (4)(6) Chairman and Director Canada	President, Chief Executive Officer, Chairman and Director of Dayton Mining Corporation from June 1998 to April 2002. Director of First Point Minerals Corp.	Since April 11, 2002(3)	54,360
Robert M. Buchan(5)(6) Director Canada	Chairman, Chief Executive Officer and Director of Kinross Gold Corp. since 1993. Director of Dayton Mining Corporation from April 2000 to April 2002.	Since April 11, 2002(3)	Nil

Name, Position and Country of Residence[(1)]	Principal Occupation and, **If Not** at Present an **Elected** Director, Occupation During the Past Five Years[(1)]	Previous Service as a Director of the Company	Number of Shares[(2)]
David K. Fagin[(5)(6)] Director U.S.A.	Investor; Director and President of Western Exploration and Development Ltd. 1997 to 2000. Director of Dayton Mining Corporation from June 1998 to April 2002. Director, Golden Star Resources Ltd., 1992 to present. Director of various mutual funds of T.Rowe Price Group (a mutual fund company) 1987 to present. Director, Miranda Mining Company, 2002 to present.	Since April 11, 2002[(3)]	Nil

(1) The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(2) The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(3) April 11, 2002, was the effective date of the amalgamation of Dayton and PacRim.
(4) Denotes member of Compensation Committee.
(5) Denotes member of Environmental Committee.
(6) Denotes member of Audit Committee.

STATEMENT OF EXECUTIVE COMPENSATION

Summary Compensation Table

Effective April 11, 2002 Dayton Mining Corporation ("Dayton") and Pacific Rim Mining Corp. (PacRim") (Dayton and PacRim collectively referred to as the "Predecessor Companies") amalgamated to form the Issuer. Each shareholder of Dayton received 1.76 shares of the Issuer for each share held and each shareholder of PacRim received one share of the Issuer for each share held. Outstanding stock options were converted on the same basis. For the financial years ended April 30, 2002 (four months), December 31, 2001 and December 31, 2000, in respect of the Chief Executive Officer ("CEO") and for each of the Issuer's four most highly compensated executive officers as at April 30, 2002 (other than the CEO) whose total salary and bonus exceeds Cdn.$100,000, and any other additional individuals for whom disclosure would have been provided but for the fact that the individual was no longer an executive officer as at April 30, 2002 (the "Named Executive Officers"), the annual and long-term compensation and bonus is set out below. **(Note: All dollar amounts are in Canadian currency and US amounts have been converted on the basis of $1.52 Canadian for $1 US).** The amounts include amounts paid by Predecessor Companies. Stock options granted by Dayton are shown as options of the Company converted on the basis of 1.76 for each option granted.

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary (Cdn.$)	Bonus ($)	Other Annual Compensation ($)	Securities under Options granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation[1] (Cdn.$)
SHRAKE[2], Thomas Chief Executive Officer and Director	2002 2001 2000	$63,333 $190,000 $190,000	Nil Nil Nil	Nil Nil Nil	420,000 387,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
MCLEOD-SELTZER[3], Catherine President and Director	2002 2001 2000	$47,000 $141,000 $141,000	Nil Nil Nil	Nil Nil Nil	420,000 441,000 35,200	Nil Nil Nil	Nil Nil Nil	$235 Nil Nil
MYCKATYN[4], William H. Chairman	2002 2001 2000	$62,500 $225,000 $225,000	Nil Nil Nil	Nil Nil Nil	130,000 Nil 616,000	Nil Nil Nil	Nil Nil Nil	$894,784 $111,904 $118,200
BRUNSDON[5], Scott M.	2002 2001 2000	Nil $205,838 $200,000	Nil Nil Nil	Nil Nil Nil	Nil Nil 132,000	Nil Nil Nil	Nil Nil Nil	Nil $359,831 $8,000
NORMAN, F.John Controller[6]	2002 2001 2000	$40,000 $100,833 $61,870	Nil Nil Nil	Nil Nil Nil	130,000 Nil 79,200	Nil Nil Nil	Nil Nil Nil	$3,576 $7,554 $540

(1) These amounts represent benefits and contributions made by the Company on behalf of the Named Executive Officers to a retirement compensation arrangement and/or a group or individual RSP and severance accrued in the period.
(2) CEO and Director of PacRim since 1997.
(3) President and Director of PacRim since 1997.
(4) Formerly CEO, President and Chairman of Dayton from 1998 to April 10, 2002. Mr. Myckatyn's employment with Dayton ceased effective upon the amalgamation of the Predecessor Companies. Under the terms of his employment agreement he was entitled to total severance of $860,784 which he agreed to receive over 12 months.
(5) Formerly Senior Vice-President and Chief Financial Officer, Mr. Brunsdon's employment with Dayton ceased October 31, 2001. Under the terms of his employment agreement he was entitled to total severance of $352,546, which he agreed to receive over 18 months.
(6) Controller of Dayton since 2000.

Options Granted in Financial Year Ended April 30, 2002

The Named Executive Officers were granted stock options during the most recently completed financial year (four months) as follows:

Name	Securities Under Options Granted (#) (1)	% of Total Options Granted to Employees in Financial Year(2)	Exercise Price (Cdn.$/Security)	Market Value of Securities Underlying Options on the Date of Grant (Cdn.$/Security)	Expiration Date
Thomas Shrake	420,000	23.27%	$0.62	$0.66	Apr.18/2007
Catherine McLeod-Seltzer	420,000	23.27%	$0.62	$0.66	Apr.18/2007
William Myckatyn	130,000	7.2%	$0.62	$0.66	Apr.18/2007
Scott Brunsdon	Nil	Nil	N/A	N/A	N/A
F. John Norman	130,000	7.2%	$0.62	$0.66	Apr.18/2007

(1) These options are subject to ratification by shareholders upon approval of the 2002 Plan. See "Particulars of Other Matters to be Acted Upon – Approval of Stock Option Plan".
(2) Includes options granted to those directors and officers who are also employees.

Aggregated Option Exercises in Last Financial Year and Financial Year-End Option Values

The following table sets forth details of all exercises of stock options during the most recently completed financial year ended April 30, 2002 (four months) by the Named Executive Officers and the financial year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized (Cdn.$)	Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Financial Year-End (Cdn.$)(2) Exercisable/ Unexercisable
Thomas Shrake	Nil	Nil	329,000/678,000	$58,050/$166,500
Catherine McLeod-Seltzer	Nil	Nil	470,200/714,000	$73,190/$182,700
William Myckatyn	Nil	Nil	1,923,000/204,000	$139,859/$48,900
Scott Brunsdon	132,000	$14,540	0/0	0/0
F. John Norman	Nil	Nil	79,200/130,000	$15,840/$15,600

(1) Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on The Toronto Stock Exchange (the "TSX") on April 30, 2002 of Cdn.$0.74 less the exercise price of any in-the-money stock options.

Defined Benefit or Actuarial Plan Disclosure

The Company does not provide retirement benefits for Directors and executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

Mr. Thomas Shrake, Chief Executive Officer, has employment agreements dated February 14, 1997 with the Company and one of its wholly owned subsidiaries respecting his employment, pursuant to which Mr. Shrake receives an annual salary of US$125,000 and regular benefits. The agreements provide that in the event that Mr. Shrake's employment is terminated for reasons other than just cause, Mr. Shrake will be entitled to receive a severance package comprising a payment equal to 12 months salary plus one month's salary for each year of completed service after one year to a maximum total of 24 months salary, together with benefits for the severance period. In addition Mr. Shrake would be entitled to exercise all incentive stock options held by him up to the close of business on the 30th day following termination.

Ms. Catherine McLeod-Seltzer, President of the Company, has an employment agreement with the Company dated September 15, 1997, as amended, pursuant to which she receives an annual salary of Cdn$141,000 plus reimbursement of general expenses not to exceed Cdn.$2,000 per month and regular benefits. The agreement provides that in the event the Company terminates Ms. McLeod-Seltzer's employment for reasons other than just cause, Ms. McLeod-Seltzer will be entitled to receive a severance package comprising a payment equal to 18 months salary plus one month's salary for each year of completed service after August 1, 1997 to a maximum total of 24 months salary, together with benefits for the severance period. In addition, Ms. McLeod-Seltzer would be entitled to exercise all incentive stock options held by her at the time of such termination up to the last day of the last day of business of the term of any share option agreement.

Mr. F. John Norman, Controller of the Company, has an employment agreement with the Company dated May 15, 2000, as amended, pursuant to which he receives an annual salary of Cdn.$120,000 and regular benefits. The agreement provides that in the event the Company terminates Mr. Norman's employment for reasons other than just cause he will be entitled to a severance package comprising a payment equal to six months salary.

Compensation Committee

The Compensation Committee of the Board of Directors of the Company is comprised of Anthony Petrina, Robert Buchan and David K. Fagin, all outside directors of the Company, none of whom are or were during the most recently completed year an officer or employee of the Company or any of its subsidiaries, or an executive officer of the Company.

Report on Executive Compensation

The Company's executive compensation is set by management and is subject to the review and recommendations of the Compensation Committee. Executive compensation is determined by the level of past performance as well as by the level of responsibility and importance of the position to the Company.

Base Salaries

Base salaries are set at levels which are competitive with the base salaries paid by companies of a comparable size and with operations at approximately the same stage of development in the mining industry thereby enabling the Company to compete for and retain executives critical to the Company's long term success.

Compensation as a whole for the Named Executive Officers consists of a base salary, regular benefits and a longer term incentive in the form of stock options. Employment agreements for the Company's executives were approved by the Board of Directors. The past five years have been difficult for companies in the gold sector. The compensation package of the President and Chief Executive Officer places emphasis upon the performance of the Company. While base salary is determined largely by reference to market conditions, stock options provide the opportunity to more closely align the compensation of the Company's management with their performance and the overall success of the Company.

Stock Options

The Company grants stock options in accordance with the policies of the TSX and the American Stock Exchange ("AMEX"). The granting of stock options by the Board is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term as well as to enable the Company to attract and retain individuals with experience and ability and to reward individuals for current performance and expected future performance.

The Board has sole discretion to determine the key employees to whom it recommends that grants be made and to determine the terms and conditions of the options forming part of such grants. Individual grants are determined by an assessment of an individual's current and expected future performance, level of responsibilities and the importance of the position to the Company.

The number of stock options that may be granted by the Company is limited by the rules and policies of the governing regulatory bodies and exchanges. Current outstanding stock options have five year terms and are exercisable at the market price of the Company's common shares on the date of grant (determined in accordance with policies of the TSX as the closing price on the day prior to the grant). Generally, a holder of stock options must be a director, officer or employee (including consultants) of the Company, a subsidiary or an affiliate in order to be granted and exercise stock options.

The foregoing report dated August 1, 2002, has been furnished by the Compensation Committee.

Performance Graphs

Effective April 11, 2002 Dayton and PacRim amalgamated to form the Issuer. On April 15, 2002 the Company's shares commenced trading on the TSX. The charts below compare the yearly percentage change in the cumulative total shareholder return on the Company's common shares against the cumulative total shareholder return of the S&P/TSX Composite Index (also known as the TSE 300 Index), using the share prices of the Predecessor Company named for the periods as indicated prior to April 15, 2002.

The graph below assumes an initial investment of Cdn.$100 in predecessor PacRim's common shares and the Index on April 30, 1997, and that dividends, if any, were reinvested.



Comparative Performance
200
150
100
50
0
April 30/97
April 30/98
April 30/99
April 28/00
April 30/01
April 15/02
April 30/02
Pacific Rim Mining Corp.
TSE 300 Index

The following graph assumes an initial investment of Cdn.$100 in predecessor Dayton's common shares and in the Index on December 31, 1996, and that dividends, if any, were reinvested.



Comparative Performance
250.00
200.00
150.00
100.00
50.00
0.00
Dec. 31/96
Dec. 31/96
Dec. 31/97
Dec. 31/98
Dec. 31.99
Dec. 31/00
Dec.31/01
Apr. 15/02
April 30/02
Dayton Mining Corp.
TSE 300 Index

Compensation of Directors

Since January of 2002 the Company has had no arrangements, standard or otherwise, pursuant to which directors are compensated for their services. Prior to January 2002 each non-employee director of Dayton received an annual fee of $10,000 and individual board meeting and committee meeting attendance fees of $1,000 and $500 respectively with an additional $1,500 annual fee paid to non-employee directors who served as a committee chair. PacRim did not compensate its directors for their services. Directors are reimbursed for their travel and other expenses incurred in attending board and committee meetings.

The following table sets forth details of all grants of stock options during the most recently completed financial year ended April 30, 2002 (four months), to directors who are not Named Executive Officers of the Issuer.

Name	Securities Under Options Granted[(1)]	% of Total Options Granted to Employees in Financial Year[(2)]	Exercise or Base Price (Cdn.$/ Security)	Market Value of Securities Underlying Options on Date of Grant (Cdn.$/Security)	Expiration Date
Anthony Petrina	130,000	7.2%	$0.62	$0.66	April 18, 2007
Robert M. Buchan	130,000	7.2%	$0.62	$0.66	April 18, 2007
David K. Fagin	130,000	7.2%	$0.62	$0.66	April 18, 2007

(1) These options are subject to ratification by shareholders upon approval of the 2002 Plan. See "Particulars of Other Matters to be Acted Upon – Approval of Stock Option Plan".
(2) Includes options granted to those directors and officers who are also employees.

The following table sets forth details of all exercises of stock options during the most recently completed financial year ended April 30, 2002 by directors who are not Named Executive Officers of the Company, and the financial year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)[(1)]	Aggregate Value Realized ($)	Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Financial Year-End (Cdn.$)[(2)] Exercisable/ Unexercisable
Directors who are not Named Executive Officers (3 persons)	Nil	Nil	343,866/426,333	$54,640/$61,800

(1) Number of common shares of the Company acquired on the exercise of stock options.
(2) Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX on April 30, 2002 of Cdn.$0.74 less the exercise price of any in-the-money stock options.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

At any time during the Company's last completed financial year, no director, executive officer or senior officer of the Company, proposed management nominee for election as a director of the Company or each associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to the Company or any of its subsidiaries or is and has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In compliance with the TSX committee guidelines respecting corporate governance practices of the Company, the following sets out the Company's approach to corporate governance and why in certain instances it does not align with the guidelines.

Mandate of the Board

The Company's Board of Directors (the "Board") is responsible for supervising the conduct of the Company's affairs and the management of its business. The Board's mandate is to set long-term goals and objectives for the Company to formulate the plans and strategies necessary to achieve those objectives and to supervise the Company's senior management in their implementation. Although the Board has delegated to senior management personnel the responsibility for managing the day-to-day affairs of the Company the Board retains a supervisory role in respect of, and ultimate responsibility for, all matters relating to the Company and its business.

The Board holds meetings on a regular basis to review the Company's business plans and strategy as well as to consider and approve particular matters. In addition routine matters are approved by consent resolutions in writing which require unanimous consent of all directors. All matters of strategic importance require prior review and approval of the Board as well as any material expenditures or legal commitments, debt or equity financings, acquisitions and divestitures, financial statements and major disclosure documents.

Composition of the Board

The guidelines recommend that a majority of the Directors of a Company be "unrelated" directors. An "unrelated" director is a director who is independent of management and is free from any interest and any business or other relationship that could, or be reasonably be perceived to, materially interfere with a director's ability to act with a view to the best interest of the Company other than the interests and relationships arising from shareholdings. The Company's Board for the coming year will be comprised of six directors. The Board consists of three unrelated directors in Messrs. Myckatyn, Petrina and Fagin. The position of Chairman of the Board of the Company is separate from that of the CEO. The incumbent Chairman is not a member of the Company's management.

The guidelines recommend that where the Company has a "significant shareholder", the Board should include, in addition to a majority of unrelated directors, a number of directors who do not have interests in or relationships with either the Company or the significant shareholder and which fairly reflect the investment in the Company by shareholders other than the significant shareholder. The guidelines define a "significant shareholder" as a shareholder with the ability to exercise a majority of the votes for the election of the directors attached to the outstanding shares of the Company. The Company does not have any "significant shareholders".

Board Committees

The only committees of the Board presently consist of an Audit Committee, a Compensation Committee and an Environmental Committee. The guidelines recommend that board committees should generally be composed of outside directors the majority of which are unrelated Directors. In accordance with applicable corporate legislation the Audit Committee is composed of three outside directors, Fagin, Buchan and Myckatyn, the majority of which are not employees or officers and are unrelated. All members of the Audit Committee are financially literate. The Audit Committee is authorized to review and approve the financial statements of the Company and the overall scope and results of the audit and internal financial controls of the Company. The Audit Committee communicates with the external auditors and periodically meets with them. The Audit Committee meets at least once a year. The Compensation Committee is composed of Petrina, Buchan and Fagin, three outside directors the majority of which are unrelated. The overall purpose of the Compensation Committee is to make recommendations to the Board for human resources and compensation policies and to implement and oversee same if the Board approves the recommendations for the Company. The Environmental Committee composed of Shrake, Myckatyn and Petrina, has the responsibility for reviewing the Company's' environmental policy and for ensuring the Company's operations are operated in a manner consistent with the environmental policy and also for ensuring the Company's operations are run in a manner that does not unduly expose its employees to unnecessary risk of accident or death. In appropriate circumstances the Board will appoint a special committee of one or more unrelated directors which directors are able to engage an outside advisor at the Company's expense in order to assist the committee in fulfilling its responsibilities. The engagement and payment by the Company for the services of an outside advisor to an individual director or committee is approved by the special committee.

Other

Due to the size of the Company the Board does not have in place programs for succession planning and training of senior management as recommended by the guidelines. Management personnel with related experience are engaged as required to fill vacancies. The Company has a small management team the performance of which is reviewed periodically by the Board.

The Company does not have a standing nominating committee for directors nor does the Company have an ongoing process for the training or evaluation of the performance of directors, as recommended in the guidelines. The Company believes that at its stage of development as a junior exploration mining company stability at the Board level is important in order for the planning process to be effective. The Board recruits new directors on an as needed basis with new appointments requiring approval by the Board and, at the annual general meeting of the Company following the appointment, approval by Members of the Company.

Shareholder Feedback and Concerns

The Company is dedicated to the maintenance of good shareholder relations and attempts to deal with any expressed concerns of shareholders in an effective and timely manner. The Company employs an investor relation's manager to monitor and promptly address shareholder concerns in an expeditious and informal manner. If any material issues of concern arise the Board of Directors is informed and provides direction for action as needed.

Expectations of Management

The Board expects management to efficiently implement its strategic plans for the Company in a professional, competent and ethical manner, to keep the Board fully apprised of its progress in doing so and to be fully accountable to the Board in respect to all matters for which it has been assigned responsibility. In addition to matters, which must by law or pursuant to the constating documents of the Company be approved by the Board, all decisions of strategic significance to the Company are referred to the Board for prior approval. Any material expenditures or legal commitments, including without limitation equity financings, acquisitions and divestitures by the Company are subject to prior approval by the Board.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or senior officers of the Company, a proposed management nominee for election as a director of the Company, any member beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons had, since January 1, 2002 (being the commencement of the Company's last completed financial year) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.

APPOINTMENT OF AUDITOR

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of Staley, Okada & Partners Chartered Accountants, of 3rd Floor, 10190 – 152A Street, Surrey, BC V3R 1J7 as auditor of the Company and to authorize the directors to fix their remuneration.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

APPROVAL OF 2002 STOCK OPTION AND BONUS PLAN

Each of the Predecessor Companies had an incentive stock option plan for the granting of incentive stock options from time to time to directors, employees, officers and consultants providing substantial services to the Company and its associated, affiliated, controlled and subsidiary companies (collectively the "Eligible Persons"), as the Board or the duly appointed Compensation Committee of the Board designated. Dayton implemented its incentive stock option and bonus plan in 1999 and PacRim implemented its incentive stock option plan in 1997.

In connection with the amalgamation approved by shareholders of the Predecessor Companies on April 3, 2002, the TSX approved the rolling over of an aggregate 2,130,800 options of PacRim and 2,008,000 options of Dayton such options to be governed by the plan under which they were originally granted. There are currently outstanding post amalgamation options exercisable to purchase 5,278,014 common shares, representing 6.7% of the Company's issued and outstanding share capital of 78,487,660 common shares, at prices ranging between $1.49 and $0.29 and expiring between 2002 and 2006. The TSX ruled that any of these options that were surrendered, terminated or expired without exercise would not be available for the grant of new options, however, new options could be granted subject to shareholder approval of a revised stock option plan.

The Company's Board adopted predecessor Dayton's form of Stock Option and Bonus Plan to govern stock options granted after completion of the amalgamation, subject to amendment. The Compensation Committee of the Company reviewed and recommended to the Board of Directors adoption of a new 2002 stock option and bonus plan to govern all post-amalgamation options, which the Board approved August 1, 2002, subject to shareholder approval. The 2002 Employees' and Directors' Incentive Stock Option and Bonus Plan (the "2002 Plan") is substantially the same as predecessor Dayton's Plan. It is divided into two components: a stock option component ("Option Plan") and a stock bonus component ("Bonus Plan").

The 2002 Plan will enable the Company to attract, retain and motivate qualified directors, officers and employees with the experience and ability the Company requires, and to reward these individuals for current and expected future performance. The reservation of 6,000,000 common shares for the Option Plan represents approximately 7.6% of the Company's presently issued and outstanding share capital. The reservation of 367,000 common shares for the Bonus Plan represents approximately 0.4% of the Company's presently issued and outstanding share capital. The pre-amalgamation optioned shares together with the maximum issuable shares under the 2002 Plan would total 11,645,014 shares representing 14.83% of the Company's current issued and outstanding shares.

The purpose of the Bonus Plan is to issue common shares to employees, directors or consultants as a stock bonus for past services actually performed for the Company. The Board believes this would permit the Board at its discretion to pay bonuses in common shares instead of cash in order to preserve the Company's cash reserves. The 2002 Plan, like the Dayton predecessor Plan provides that, subject to the Company Act (British Columbia) the Company may loan money to an Eligible Employee, on such terms and conditions as the Board in its sole discretion may determine, to assist such employee to exercise options held by him or her. However, this loan provision has been modified so that the term of the loan cannot exceed the expiry date of the option and no loans shall be made to any Eligible Employee that is a director or executive officer of the Company.

The 2002 Plan, like its predecessor, also provides that if an optionee who is a director of the Company ceases to be a director for any reason whatsoever then any options held by such optionee shall fully vest and shall be exercisable in whole or in part from such date for the period which is the shorter of 12 months and such shorter period determined by the Board at the time of grant of such options.

Under the terms of the 2002 Plan the purchase price per common share for any option granted under the 2002 Plan may not be less than the closing price of the Company's shares on the TSX on the last trading day immediately preceding the date of grant. Options under the 2002 Plan must be granted pursuant to an option agreement in a form that complies with the rules and policies of the TSX, which includes the requirements that all options granted shall be non-assignable and must be exercisable during a period not extending beyond 10 years from the time of grant.

In addition, the total number of common shares to be optioned to any one optionee may not exceed 5% of the issued common shares of the Company at the time of grant. The total number of common shares which may be issued pursuant to the 2002 Plan (together with shares that may be issued for any other options) to all insiders of the Company within a one year period shall not exceed 10% of the common shares outstanding on a non-diluted basis from time to time.

Subject to shareholders of the Company approving the 2002 Plan on April 18, 2002 the Board granted stock options to Eligible Persons entitling them to acquire up to 2,325,000 common shares at $0.62 each for a five (5) year period, as follows:

Optionee	No. of Common Shares Optioned
Buchan, Robert	130,000
Church, Kathryn	65,000
Ernst, Dave	130,000
Earnest, Fred	130,000
Fagin, David	130,000
Gehlan, Bill	130,000
Henderson, Barbara	65,000
Johansing, Robert	130,000
McLeod-Seltzer, Catherine	420,000
Morales, Carmen	20,000
Myckatyn, William	130,000
Norman, F. John	130,000
Olea, Fernando	20,000
Pardo, Roberto	20,000
Petrina, A.J. (Tony)	130,000
Pinto, Carlos	20,000
Scherer, Marge	20,000
Shrake, Thomas C.	420,000
Spencer, Janice	20,000
Turner, David	65,000

In accordance with the rules and policies of the TSX, the 2002 Plan must be approved by a "disinterested shareholder vote". A disinterested shareholder vote is an ordinary resolution of shareholders, representing a majority of the votes cast at the meeting, excluding votes by shareholders who are insiders of the Company to whom shares may be issued under the 2002 Plan and associates of such insiders. To the knowledge of the Company, such insiders and associates who will be excluded from voting hold a total of 789,860 common shares or approximately 1% of the Company's issued and outstanding shares.

The 2002 Plan has a component for stock options and a second component for bonus shares. In the event that one but not both of the components of the 2002 Plan is approved the 2002 Plan will be amended to delete references to that portion of the Plan that did not receive the approval of shareholders. Accordingly, the Company's shareholders will be asked at the annual general meeting to pass the following ordinary resolutions:

1. "RESOLVED that the Option Plan component of the 2002 Plan for the grant of options for the purchase of up to a maximum 6,000,000 common shares be and is hereby approved."

2. "RESOLVED that the Bonus Plan component of the 2002 Plan for the grant of bonus shares to a maximum of 367,000 common shares be and is hereby approved."

3. "RESOLVED that the grant by the Company of options under the 2002 Plan to the Optionees in the denominations specified in this information circular, to purchase up to an aggregate 2,325,000 shares, is hereby ratified."

A copy of the 2002 Plan is available for inspection at any time up until one hour prior to the time of the Meeting at the head office of the Company in Vancouver, British Columbia.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or senior officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors.

ANY OTHER MATTERS

Management of the Company knows of no matters to come before the meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgement of such matters.

BOARD APPROVAL AND STATEMENT OF DIRECTORS

This Information Circular contains information as at August 1, 2002, except where another date is specified. The contents of this Information Circular have been approved and its mailing authorized by the Board of Directors of the Company by a resolution passed August 1, 2002.

CERTIFICATION OF THE COMPANY

The undersigned hereby certify that the contents and the sending of this Circular to the Company's shareholders has been approved by the Company's Board of Directors. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Vancouver, British Columbia, this 29th day of August, 2002.

"Thomas Shrake"	"F. John Norman"
Thomas C. Shrake	F. John Norman
Chief Executive Officer	Controller

statements for the financial period ended April 30, 2002, the Notice of Annual General Meeting of Members, the accompanying Information Circular dated as of August 29, 2002, Proxy and the Notes hereto, and the Annual Return Card Form, and, except to the extent otherwise indicated herein, the undersigned hereby revokes any instrument of proxy given prior to this Proxy with reference to the Meeting or any adjournment thereof.

NOTES:

A. THE SIGNATURE BELOW MUST CONFORM TO THE NAME OF THE MEMBER(S) AS REGISTERED. TO BE VALID, A PROXY MUST BE DATED AND SIGNED BY THE MEMBER(S) OR HIS ATTORNEYAUTHORIZED IN WRITING. EXECUTORS, ADMINISTRATORS, TRUSTEES OR OTHER PERSONAL REPRESENTATIVES SIGNING ON BEHALF OF A REGISTERED MEMBER(S) SHOULD SO INDICATE WHEN SIGNING. WHERE SHARES ARE HELD JOINTLY, EITHER OWNER MAY SIGN. WHERE THE SHARES ARE HELD BY A COMPANY, A DULY AUTHORIZED OFFICER OR ATTORNEY OF THE COMPANY MUST SIGN. IF THE PROXY IS EXECUTED BY THE PERSONAL REPRESENTATIVE FOR AN INDIVIDUAL MEMBER(S) OR BY AN OFFICER OR ATTORNEY OF A CORPORATE MEMBER(S), NOT UNDER ITS CORPORATE SEAL, THE INSTRUMENT EMPOWERING THE PERSONAL REPRESENTATIVE, OFFICER OR ATTORNEY, AS THE CASE MAY BE, OR A NOTARIAL CERTIFIED COPY THEREOF, MUST ACCOMPANY THE PROXY.

B. A PROXY TO BE EFFECTIVE, MUST BE DEPOSITED AT THE OFFICE OF THE COMPANY'S REGISTRAR AND TRANSFER AGENT, **COMPUTERSHARE TRUST COMPANY OF CANADA** of #401-510 BURRARD STREET, VANCOUVER, B.C., NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME FOR HOLDING THE MEETING OR ANY ADJOURNMENT THEREO.

C. REFERENCE IS SPECIFICALLY MADE TO THE ACCOMPANYING INFORMATION CIRCULAR FOR FURTHER INFORMATION AND INSTRUCTIONS.

D. IF THE DATE IS NOT COMPLETED IN THE SPACE PROVIDED, THIS PROXY SHALL BE DEEMED TO BEAR THE DATE ON WHICH IT WAS MAILED TO THE MEMBER(S).

DATED this ______ day of ________________, 2002
(NOTE TO MEMBER: PLEASE INSERT DATE OF EXECUTION)

Signature of Member

____

Name of Member
(please print)

____

Address of Member

____

City/Province

____

Number of Shares Held

PACIFIC RIM MINING CORP.
INSTRUMENT OF PROXY

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT

THE UNDERSIGNED, A REGISTERED SHAREHOLDER OF PACIFIC RIM MINING CORP. (THE "COMPANY") HEREBY APPOINTS CATHERINE McLEOD-SELTZER, OR FAILING HER, WILLIAM MYCKATYN, OR, INSTEAD OF EITHER OF THE FOREGOING, ____________________, OR FAILING HIM, ____________________________, (HEREINAFTER CALLED THE "NOMINEE") AS PROXY OF THE UNDERSIGNED, WITH FULL POWER OF SUBSTITUTION, TO ATTEND, ACT AND VOTE IN RESPECT OF ALL SHARES REGISTERED IN THE NAME OF THE UNDERSIGNED AT THE ANNUAL GENERAL MEETING OF THE MEMBERS OF THE COMPANY TO BE HELD AT 11th FLOOR, 555 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA, ON THURSDAY, THE 10TH DAY OF OCTOBER, 2002, AT THE HOUR OF 2:30 O'CLOCK IN THE AFTERNOON (VANCOUVER TIME), AND AT ANY AND ALL ADJOURNMENTS THEREOF. WITHOUT LIMITING THE GENERAL POWERS HEREBY CONFERRED, THE SAID PROXY IS DIRECTED, IN RESPECT OF THE FOLLOWING MATTERS TO GIVE EFFECT TO THE FOLLOWING CHOICES, AS INDICATED BY CHECK MARKS OR X'S:

1. To determine the number of directors of the Company at six. VOTE FOR _____ VOTE AGAINST ____

2. To elect each of the following persons as a director of the Company for the ensuing year:

Catherine Mcleod-Seltzer	VOTE FOR __________	WITHHOLD VOTE __________
Thomas Shrake	VOTE FOR __________	WITHHOLD VOTE __________
Anthony J. Petrina	VOTE FOR __________	WITHHOLD VOTE __________
William Myckatyn	VOTE FOR __________	WITHHOLD VOTE __________
David Fagin	VOTE FOR __________	WITHHOLD VOTE __________
Robert Buchan	VOTE FOR __________	WITHHOLD VOTE __________

3. To appoint Staley, Okada and Partners, Chartered Accountants, as Auditor for the Company for the ensuing year at a remuneration to be fixed by the directors. VOTE FOR ____ WITHHOLD VOTE ____

4. To pass an ordinary resolution to approve the Option Plan component of the 2002 Plan for the grant of options for the purchase of up to a maximum 6,000,000 common shares as described in the accompanying information circular. VOTE FOR _____ VOTE AGAINST _____

5. To pass an ordinary resolution to approve the Bonus Plan component of the 2002 Plan for the grant of bonus shares to a maximum of 367,000 common shares as described in the accompanying information circular. VOTE FOR _____ VOTE AGAINST _____

6. To pass an ordinary resolution that the grant by the Company of options under the 2002 Plan to those Optionees and in the denominations specified in the information circular, to purchase up to an aggregate 2,325,000 shares, be ratified. VOTE FOR _____ VOTE AGAINST _____

This Proxy confers discretionary authority upon the persons named herein as proxies to vote hereunder with respect, firstly, to the above matters where no choice is or where both choices are specified, (**IN WHICH CASE THE SHARES FOR WHICH THIS PROXY IS GIVEN WILL BE VOTED "FOR" ON ALL SUCH MATTERS**), and, secondly, to amendments or variations to matters identified in the Notice of Meeting and other matters which may properly come before the meeting.

The undersigned hereby acknowledges receipt of the Company's 2002 Annual Report, containing Directors' Report to Members, Management Discussion and Analysis, the Company's audited consolidated financial

ANNUAL RETURN CARD FORM
(REQUEST FOR INTERIM FINANCIAL STATEMENTS)

TO: REGISTERED AND NON-REGISTERED SHAREHOLDERS OF **PACIFIC RIM MINING CORP. (the "Company") CUSIP NO. 694915109**

National Policy Statement No. 41/Shareholder Communication provides shareholders with the opportunity to elect annually to have their name added to an issuer's **SUPPLEMENTAL MAILING LIST** in order to receive interim financial statements of the Company. If you are interested in receiving such statements or other selective shareholder communications, please complete, sign and mail this form to **COMPUTERSHARE TRUST COMPANY OF CANADA.**, 4th Floor - 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.

****

Name of Registered/Non-Registered Shareholder: ______________________________
(Please print)

Address: ______________________________

____

Postal/Zip Code: ______________________________

Signature: ____________________ **Date:** ____________________

I CERTIFY THAT I AM A [REGISTERED][NON-REGISTERED] (please circle which) **SHAREHOLDER OF PACIFIC RIM MINING CORP.**